Renaissance Announces Closing of Amatitlán Transaction

 and Management Appointments

February 9, 2017, Vancouver, Canada - Renaissance Oil Corp. (“Renaissance” or the “Company”) (TSX-V:ROE) is pleased to announce it has closed the previously announced acquisition of the 25%  interest in the Integrated Exploration and Production Contract for the Amatitlán block in Veracruz, Mexico (the “Amatitlán Contract”).  Following this transaction, the balance of ownership in the Amatitlán Contract is 50% indirectly held by LUKOIL and 25% by Marak Capital.

“Renaissance’s and LUKOIL’s operational objectives are to re-establish production in the shallower Chicontepec formation and to commercialize the potentially prolific Upper Jurassic shale formations,” stated Craig Steinke, Chief Executive Officer of Renaissance.  “Renaissance is pleased to take the role of lead operator providing the opportunity to apply our proven unconventional resource development expertise in combination with the extensive global expertise of LUKOIL.”

ABOUT RENAISSANCE’S PARTNER, LUKOIL

LUKOIL is one of the world’s largest vertically integrated oil and gas companies, with publicly listed shares on the Moscow Exchange and London Stock Exchange and over 100,000 employees globally.  LUKOIL produces over 2 million barrels of crude oil per day, equating to 2% of global oil production and holds 16.6 billion boe of proved hydrocarbon reserves, equivalent to approximately 1% of global reserves.  Headquartered in Moscow, Russia LUKOIL has operations in 35 countries with 2015 revenue in excess of US$ 90 billion.

TRANSACTION OVERVIEW

As consideration for the acquisition, the Company issued a promissory note for US$1,750,000 to Marak, with a payment due date of April 1, 2017.  Renaissance entered into separate options agreements to acquire a further 12.5% interest in the Amatitlán Contract from Marak and 25% from LUKOIL.  Upon exercise of all options, Renaissance will hold a participating interest of 62.5% in the Amatitlán Contract.  The options are exercisable during a sixty-day exclusivity period, commencing upon the migration of the Amatitlán Contract to a Contract of Exploration and Extraction, expected between late 2017 and the first quarter of 2018.

OPERATIONS UPDATE

Renaissance and LUKOIL have agreed to an accelerated 2017 development plan for Amatitlán, utilizing the Company’s established operations footprint in Mexico.  The program is expected to include workovers of existing wells, drilling of six new wells in the shallower Chicontepec formation and drilling a well targeting the deeper Upper Jurassic shale formations.  The Company believes the Upper Jurassic Shales have the potential to be a premier shale play on an international level.  Renaissance will take the lead role in operations for Amatitlán and the Company is responsible for 25% of the related capital expenditures, pro-rata to its stake in the project.

The Comisión Nacional de Hidrocarburos recently informed Renaissance that the review of development plans for the Mundo Nuevo, Malva and Topén blocks, in Chiapas, Mexico (the “Chiapas Blocks”), is expected to be finalized by approximately the end of March 2017 which, upon approval, will begin the 12 month appraisal period for the Company to perform the work programs for each block.  The Company expects to execute the work programs for the Chiapas Blocks between the third quarter of 2017 and early 2018.

MANAGEMENT APPOINTMENTS

Renaissance welcomes Mr. Carlos Escribano to the Company as Chief Financial Officer (“CFO”).   Mr. Escribano has previously served as CFO for publicly traded multi-national corporations in Mexico and other Latin American countries.  Mr. Escribano is a Chartered Professional Accountant and graduate of the University of British Columbia.

Renaissance extends its appreciation to former CFO, Ms. Harpreet Dhaliwal, for her valuable contribution during her time with the Company and wishes her the best in her future endeavors.

Renaissance is pleased to announce the appointment of Mr. Wade Spark as Operations Manager for Northern Mexico.  Mr. Spark will coordinate the development of the Amatitlán block and has over 30 years experience in the oil and gas industry, with previous senior positions at international oil companies, including Petroamerica Oil Corp., Petrominerales Colombia Ltd., Nexen (Can Oxy) Petroleum Colombia Ltd. and Norcen Energy Resources Limited.

Mr. Spark is fluent in Spanish and has worked extensively throughout Central and South America as well as in North America, Asia, the Middle East and Africa.  Mr. Spark holds a BSc (Honours) in Chemical Engineering from the University of Calgary.

Renaissance continues to make progress on its journey to become a major Mexican energy producer.

For further information, please visit our website at www.renaissanceoil.com.

RENAISSANCE OIL CORP.

Per:

Craig Steinke

Chief Executive Officer

For further information contact:

Craig Steinke, Chief Executive Officer

Tel: +1 604-536-3637

Kevin J. Smith, Vice President, Business Development

Tel: +1 403-200-9047

Abbreviations:

bbl or bbls	barrel or barrels	Mcf	thousand cubic feet
bbls/d	barrels per day	Mcf/d	thousand cubic feet per day
boe	barrels of oil equivalent	MMcf	million cubic feet
Mboe	thousand barrels	Bcf	billion cubic feet
boe/d	barrels of oil equivalent per day	MMcf/d	million cubic feet per day

Cautionary Note Regarding Forward-Looking Statements

This news release contains certain “forward-looking statements” within the meaning of Canadian securities legislation, including, without limitation, statements with respect to the migration of the Amatitlán Contract to a Contract of Exploration and Extraction, re-establishing production in the shallower Chicontepec formation and commercializing the potentially prolific Upper Jurassic shale formations and the Company becoming a major Mexican energy producer.  Forward-looking statements are statements that are not historical facts which address events, results, outcomes or developments that the Company expects to occur; they are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “aims”, “potential”, “goal”, “objective”, “prospective”, and similar expressions, or that events or conditions “will”, “would”, “may”, “can”, “could” or “should” occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties. Certain material assumptions regarding such forward-looking statements are discussed in this news release and the Company’s annual and quarterly management’s discussion and analysis filed at www.sedar.com. Except as required by the securities disclosure laws and regulations applicable to the Company, the Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change.